Exhibit 99.13

Annual Report of the Independent Review Committee
for the Sprott Funds

March 19, 2025

Dear Securityholders,

In accordance with National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107” or the “Instrument”), Sprott Asset Management LP (“Sprott” or “the Manager”) established an Independent Review Committee (the “Committee” or “IRC”) in April 2007. The IRC has jurisdiction over the funds listed in this report (the “Funds”). The IRC has functioned in accordance with the applicable securities laws and is composed of three individuals, each of whom is independent of the Funds, the Manager and each entity related to the Manager (as defined in the Instrument).

The IRC is pleased to publish its annual report to securityholders, covering the period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).

Mandate of the IRC

In accordance with the Instrument, the mandate of the IRC is to consider and provide decisions to the Manager on conflicts of interest to which the Manager may be subject when managing the Funds. The Manager is required under the Instrument to identify potential conflicts of interest inherent in its management of the Funds, develop written policies and procedures guiding its management of those conflicts and request input from the IRC on those written policies and procedures.

When a conflict matter arises, the Manager must refer its proposed course of action in respect of such conflict to the IRC for its review. While certain matters require the IRC’s prior approval, in most cases the IRC will provide a decision to the Manager as to whether or not, in the opinion of the IRC, the Manager’s proposed action provides a fair and reasonable result for the Funds. For recurring conflict of interest matters, the IRC can provide the Manager with Standing Instructions (“SI”). The SI enable the Manager to proceed with certain matters without having to refer them to the IRC each time for approval, providing the Manager deals with the conflicts in accordance with the SI.

The IRC is empowered to represent the best interest of the Funds in any matter where the Manager has referred a conflict of interest matter to it. In those cases, the IRC has sought to ensure that the Manager’s proposed course of action represents a fair and reasonable result for the affected Funds.

Secretariat of the Sprott IRC

Independent Review Inc.

Composition of the IRC

The members of the IRC during 2024 and their principal occupations are as follows:

Name and municipality of residence	Principal Occupation	Term of Office
Chair: Kevin Drynan Clarksburg, Ontario	Consultant, Retired Financial Services Executive	Appointed February 20, 2019 Re-appointed in 2023 for a three-year term until December 31, 2026
Michele McCarthy Toronto, Ontario	President, McCarthy Law Professional Corp.	Appointed January 1, 2019 Retired effective December 31, 2024
Fraser Howell Toronto, Ontario	Financial executive, with broad experience managing investment funds.	Appointed January 1, 2020 Re-appointed in 2022 for a three-year term until December 31, 2025

Michele McCarthy retired effective December 31, 2024 at the end of her term. On October 25, 2024, the IRC met and selected Geoff Salmon to replace Ms. McCarthy, appointing him for a period of three years effective from January 1, 2025.

On March 19, 2025, Kevin Drynan was appointed as Chair of the Sprott IRC.

Compensation and Indemnification

Review of Compensation

At least annually, the IRC reviews its compensation considering the following:

•	the nature and extent of the workload of each member of the IRC, including the commitment of time and energy expected from each member;

•	the number of meetings required by the IRC including special meetings to consider conflict issues brought to the Committee;

Secretariat of the Sprott IRC
Independent Review Inc.

•	industry best practices, including industry averages and surveys on IRC compensation; and,

•	the complexity of the conflict issues brought to the IRC.

As a result of the IRC’s ongoing review, compensation was increased from $28,500 to $39,000 effective January 1, 2024. The IRC considered the above factors anew in the self-assessment meeting in 2025 and determined that its current compensation was adequate.

Members’ Fees

In aggregate, the IRC members were paid $39,000 plus applicable taxes, during the Reporting Period.

Indemnities Granted

The Funds and the Manager have provided each IRC Member with a contractual indemnity in keeping with NI 81-107. No payments were paid to the IRC Members pursuant to this indemnity by the Funds or the Manager during the Reporting Period.

Disclosure of IRC Members’ Holdings

As of December 31, 2024, the IRC Members did not beneficially own, directly or indirectly:

•	any interest in any of the Funds;

•	any interest in the Manager; or,

•	any interest in a company or person that provides services to the Manager or any Fund.

Decisions and Approvals

The IRC did not provide any decisions or approvals during the Reporting Period.

Standing Instructions Approved

The IRC has approved one SI. The Manager can proceed with the specific action(s) set out in an SI without having to refer the conflict of interest matter or its proposed action to the IRC, provided that the Manager complies with the terms and conditions of the SI. The SI required the Manager to comply with its related policy and procedures and to report periodically to the IRC.

Secretariat of the Sprott IRC
Independent Review Inc.

Standing Instructions No. 1: Omnibus covers conflict of interest matters which are addressed by the following policies:

1.	Expense Allocation
2.	Portfolio Valuation
3.	NAV and Trading Errors
4.	Best Execution
5.	Outsourcing to Third Party Service Providers
6.	Personal Trading
7.	New Funds and Fund Capacity
8.	Complaints

Manager’s Report on its Standing Instructions

In accordance with the Instrument, the Manager provided written reports to the IRC describing its reliance on the SI during the Reporting Period. The Manager relied on SI No. 1 during the Reporting Period.

Funds Served by the IRC

Sprott Physical Gold Trust

Sprott Physical Silver Trust

Sprott Physical Gold and Silver Trust

Sprott Physical Platinum and Palladium Trust

Sprott Physical Uranium Trust

Sprott Physical Copper Trust

This report is available on the Manager’s website at www.sprott.com or you may request a copy, at no cost to you, by contacting the Manager at 855-943-8099 or email the Funds at invest@sprott.com. This document and other information about the Funds are available on www.sedarplus.com.

Yours truly,

“Kevin Drynan”

Kevin Drynan, Chair

Secretariat of the Sprott IRC
Independent Review Inc.

Schedule of all the

Independent Review Committees that the IRC Members Serve on

Michele McCarthy served as a member of the following Independent Review Committees:

Investment funds that are reporting issuers managed by Addenda Capital Inc.

Investment funds that are reporting issuers managed by EHP Funds Inc.

Investment funds that are reporting issuers managed by Global X Investments Canada Inc.

(formerly Horizons ETFs Management (Canada) Inc.)

Investment funds that are reporting issuers managed by Northwest & Ethical Investments L.P.

Investment funds that are reporting issuers managed by PIMCO Canada Corp.

Investment funds that are reporting issuers managed by Sprott Asset Management LP Inc.
(retired effective December 31, 2024)

Kevin Drynan served as a member of the following Independent Review Committees:

Investment funds that are reporting issuers managed by Arrow Capital Management Inc.

(appointed effective February 26, 2025)

Investment funds that are reporting issuers managed by Bristol Gate Capital Partners Inc.

(appointed effective January 1, 2025)

Investment funds that are reporting issuers managed by Evolve Funds Group Inc.

Investment funds that are reporting issuers managed by Genus Capital Management Inc.

Investment funds that are reporting issuers managed by Sprott Asset Management LP

Investment funds that are reporting issuers managed by Viewpoint Partners Corporation

(appointed effective March 1, 2023)

Fraser Howell served as a member of the following Independent Review Committees:

Investment funds that are reporting issuers managed by Veritas Asset Management Inc.

Investment funds that are reporting issuers managed by Sprott Asset Management LP

Geoff Salmon served as a member of the Independent Review Committees:

Investment Funds that are reporting issuers managed by Accelerate Financial Technologies Inc.

Investment Funds that are reporting issuers managed by Algonquin Capital Corp.

Investment Funds that are reporting issuers managed by Addenda Capital Inc.

Investment Funds that are reporting issuers managed by EHP Funds Inc.

Investment funds that are reporting issuers managed by Genus Capital Management Inc.

Investment funds that are reporting issuers managed by Hamilton Capital Partners Ltd.

Investment Funds that are reporting issuers managed by McElvaine Investment Management Ltd.

Investment funds that are reporting issuers managed by Next Edge Capital Corp. and

(retired effective December 31, 2024)

Secretariat of the Sprott IRC
Independent Review Inc.

Investment funds that are reporting issuers managed by Sprott Asset Management

(appointed effective January 1, 2025)

Investment funds managed by VanCity Investment Management

(appointed effective October 22, 2024)

Secretariat of the Sprott IRC
Independent Review Inc.